

April 4, 2011

<u>Via U.S. Mail</u>
Andrew Godfrey
President and Chairman
First Quantum Ventures, Inc.
2101 Vista Parkway, Suite 292
West Palm Beach, FL 33411

      Re: **First Quantum Ventures, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed September 28, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              Filed November 15, 2010
              File No. 000-52759

Dear Mr. Godfrey:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              /s/ Tia Jenkins

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Health Care Services